TransAlta signs agreement with technology partner Alstom to develop carbon capture and storage project in Alberta, Canada

CALGARY, Alberta, Canada (April 3, 2008) – In a major step toward advancing knowledge for the capture of  coal-related greenhouse gas emissions, TransAlta Corporation (TSX: TA; NYSE: TAC) and Alstom (Euronext Paris: ALO), a global leader in power generation technology, today announced the signing of an agreement to work together to develop a large scale CO2 capture and storage (CCS) facility in Alberta, Canada.

The project will pilot Alstom’s proprietary Chilled Ammonia Process.  TransAlta considers the Chilled Ammonia Process as one of the more promising and potentially lowest cost solutions for CCS. TransAlta’s plan with Alstom is to test the technology at one of TransAlta’s coal-fired generating stations west of Edmonton and reduce current CO2 emissions by one million tonnes per year.

 “Our project with TransAlta is a key part of our objectives for the early deployment of the technology.  There will be no CCS without storage, and we are aware of the favorable geological conditions in Alberta, Canada.  That is why we have set this region as a priority for our development efforts,” said Philippe Joubert, Alstom Executive Vice President and President of Alstom Power Systems.

The first phase of the overall project, aimed at advancing and improving understanding of CO2 capture and storage technology, will begin this year with engineering, stakeholder relations and regulatory work at a cost of approximately $12 million. This, and subsequent phases, are subject to partner and government funding, and will continue over the next five years with testing expected to commence in 2012.

Coal-fired generation accounts for almost half of the generating capacity in North America – it is essential that processes be developed to find an economically viable way to retrofit existing infrastructure.

“We think it is important to advance the science of CCS if Canada, and the world, are to effectively reduce CO2 emissions,” said Steve Snyder, President and CEO of TransAlta. “Over the long term, we believe CCS can be a source of competitive advantage for TransAlta and for Canada. These initial projects, however, are not commercially viable at this point, and will not proceed without industry and government partnerships.”

TransAlta has also partnered with experts at the Institute for Sustainable Energy, Environment and Economy (ISEEE), part of the University of Calgary, to quantify CO2 sequestration potential in the Wabamum area west of Edmonton.  The results, due in January 2009, will provide a scientific assessment of potential sequestration sites in the area surrounding several power plants including their capacity and security.

About TransAlta

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

About Alstom

Alstom is at the forefront of carbon capture technology development. In 2007, as part of its multi-product strategy, Alstom announced contracts with AEP, Statoil, Vattenfal and E.ON to test CO2-capture technologies in the U.S. and Europe.

Alstom (http://www.alstom.com) is a global leader in the world of power generation and rail infrastructure and sets the benchmark for innovative and environmentally friendly technologies. Alstom builds the fastest train and the highest capacity automated metro in the world, and provides turnkey integrated power plant solutions and associated services for a wide variety of energy sources, including hydro, gas, coal and wind. About 25 percent of the world’s electricity produced is generated by Alstom technology. The Group employs 70,000 people in 70 countries, and had orders of euro 19 billion in 2006-07.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Senior Advisor, Media Relations

Director, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

E-mail:  michael_lawrence@transalta.com

E-mail:  investor_relations@transalta.com

Alstom US Media inquiries:

Melina Georgitsis

Tel. +1 860 938 0501

Melina.a.georgitsis@power.alstom.com